UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(No Fee Required)
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(No Fee Required)
For the transition period from                      to
Commission file number 1-5842
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE 401(k) SAVINGS PLAN

Items 1 and 2. Financial Statements

*	All other schedules have been omitted since they are not applicable based upon the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment and Administrative Committee
Bowne 401(k) Savings Plan
New York, New York
We have audited the accompanying statement of net assets available for benefits of Bowne 401(k) Savings Plan (“the Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of expressing an opinion on the basic 2009 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
/s/ Crowe Horwath LLP

New York, New York
June 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Investment and Administrative Committee of the
Bowne 401(k) Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Bowne 401(k) Savings Plan (“the Plan”) as of December 31, 2008. The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP

New York, New York
June 29, 2009

BOWNE 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets:
Investments, at fair value (note 6):
Investment in marketable securities	$196,327,114	$175,380,167
Participant loans	5,678,673	6,269,867

Total investments	202,005,787	181,650,034

Receivables:
Employee contributions	109,865	345,439
Employer contributions	—	462,323

Total receivables	109,865	807,762

Net assets available for benefits	$202,115,652	$182,457,796

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2009
Additions:
Investment income:
Net appreciation in fair value of investments (note 6)	$33,754,778
Dividends	3,822,990
Interest income on participant loans	372,745

Net investment income	37,950,513

Contributions:
Employees	10,840,628
Rollovers	225,288

Total contributions	11,065,916

Total additions	49,016,429

Deductions:
Benefits paid to participants	29,315,708
Administrative expenses	42,865

Total deductions	29,358,573

Net increase	19,657,856

Net assets available for benefits:
Beginning of period	182,457,796

End of period	$202,115,652

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(1) Description of the Plan
     The following brief description of the Bowne 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) General
     The Plan is a defined contribution plan established November 1, 1961 covering all eligible employees of Bowne & Co., Inc. (the “Company”) and its subsidiaries located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b) Eligibility
     The Plan covers all full-time or part-time employees who work at least 25 hours per week including full-time employees of the participating companies that are covered by collective bargaining agreements, subject to certain provisions. If an employee is classified as a temporary full-time or part-time employee, they are eligible to participate in the Plan after completing 1,000 or more hours in the first 12 months of employment or in any calendar year after their date of hire. Employees are eligible to participate as of the first day of employment.
(c) Contributions
     Participants are able to direct the Company to deposit contributions withheld through automatic payroll deductions, subject to certain limitations of up to 50% of annual eligible compensation on a pre-tax basis and up to 15% of annual eligible compensation on an after-tax basis (up to 10% on an after-tax basis for highly compensated employees). For the year ended December 31, 2009, the maximum pre-tax contribution a participant was permitted to make to the Plan was $16,500 (annually adjusted as provided by the Plan and the Internal Revenue Code (the “Code”)). Certain eligible participants, age 50 and older, were eligible to contribute an additional $5,500.
     Effective January 1, 2009, the Company suspended employer contributions to the Plan to mitigate the effect of the recent economic crisis. Annual discretionary profit-sharing contributions are determined by the Board of Directors of each participating company’s business segment, based on company performance, and cannot exceed the maximum amounts allowable under the Code. There were no discretionary contributions for the year ended December 31, 2009. Prior to January 1, 2009, the Company matched 100% of the first 3% of the participant’s compensation plus 50% of the next 2% of compensation after one year of eligible service.
     A participant not covered by a collective bargaining agreement may make a rollover contribution to the Plan of amounts which he or she has received from another qualified plan.
     The Plan provides for automatic escalating enrollment for all employees hired on or after January 1, 2006. Automatic enrollment begins at a pre-tax contribution rate of 3% of eligible compensation, as defined in the Plan. Effective as of the first pay period of each subsequent Plan year, the contribution percentage is increased by 1% each year up to a maximum percentage of 8%. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.
     The Plan also accepts Roth contributions made by participants. A Roth contribution is a contribution that is designated irrevocably by the participant and is made in lieu of all or a portion of the pre-tax contribution the participant is otherwise eligible to make under the Plan. The Roth contributions are subject to the same limitations and matching provisions as the traditional participant contributions. A participant’s Roth contribution is allocated to a separate account maintained for such contributions.

(d) Vesting
     Participants are fully vested at all times in their contribution account, rollover account, and any investment earnings related to those accounts, if applicable. The Plan provides cliff vesting in which participants become fully vested in the Company’s discretionary profit-sharing contributions made on or after January 1, 2008 after three years of credited service. Participants become fully vested in the Company’s discretionary profit-sharing contributions made prior to January 1, 2008 after five years of credited service for any discretionary profit-sharing contributions made prior to January 1, 2008. Additionally, regardless of years of credited service, participants automatically become vested in company profit-sharing contributions upon the occurrence of the following events: reaching normal retirement age, Plan termination, death, or permanent and total disability.
     Participants are 100% vested for employer matching contributions if they were employed by the Company as of December 31, 2002. All employees hired after January 1, 2003 must complete one year of service to be eligible for the match and are 100% vested in the matching contributions.
     Effective January 1, 2008, employees were no longer subject to the one-year service requirement to be eligible for the Company’s matching contributions. However, any participant employed by the Company on or after January 1, 2008 shall be 100% vested in, and have a nonforfeitable right to his or her matching account upon the completion of two years of credited service, as defined by the Plan.
     Effective June 17, 2009, the Plan was amended to fully vest participants of the Plan whose employment was involuntarily terminated during the period from January 1, 2008 through December 31, 2009.
(e) Participants’ Accounts
     Separate accounts are maintained for each participant and are credited with the participant’s elective contributions, Company contributions, and Plan earnings on both employer and employee contributions to the various investment funds. Participants can elect to have their accounts invested in various investment funds, each with a different investment objective and strategy. Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.
     Participants may change the investment direction of their contributions and transfer amounts from one fund to another daily.
     Prior to January 1, 2009, participants covered by collective bargaining agreements were only able to invest in the Company’s common stock fund.
(f) Participant Distributions
     On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive the value of the participant’s vested interest in his or her account in a lump-sum amount.
     Amounts transferred to the Plan from the Bowne Employee Stock Purchase Plan (“ESPP”), which was merged into the Plan in 2003, on behalf of participants not covered by a collective bargaining agreement are able to be withdrawn in whole or in part, subject to certain Plan provisions.
     Pre-tax contributions to the Plan on behalf of participants covered by collective bargaining agreements are eligible to be withdrawn prior to termination of employment subject to certain Plan provisions.
(g) Hardship Withdrawals
     Participants may withdraw their employee pretax contributions (but not the earnings on the pretax contributions), vested portion of discretionary profit-sharing contributions, and rollover contributions, if applicable, to satisfy immediate and heavy financial needs. In accordance with Internal Revenue Service (“IRS”) regulations, participants must first exhaust all other assets available before obtaining a hardship withdrawal. All hardship withdrawals must be approved by the Plan administrator. After a hardship withdrawal, a participant may not make a contribution to the Plan for six months.

(h) Forfeitures
     The nonvested portion of a participant’s account will be forfeited upon the participant’s separation from service before age 65 for reasons other than death or disability. In 2009 and 2008, forfeited amounts were used to reduce employer contributions made during such Plan year or succeeding Plan years and to pay the expenses of the Plan. During 2009, forfeitures used primarily to reduce the employer contribution receivable as of December 31, 2008 totaled $130,306. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $10,963 and $93,822, respectively.
(i) Loans
     The Plan provides two types of loans to participants not covered by collective bargaining agreements: general loans and home purchase loans. Participants not covered by collective bargaining agreements are limited to one outstanding loan of each type at any time. Participants not covered by collective bargaining agreements may borrow the lesser of 50% of their vested account balance or $50,000, with an annual interest rate of prime plus 1% on the outstanding balance. General loans are subject to a maximum repayment term of five years. Home purchase loans may extend the repayment term to 15 years. Loan repayment is through payroll deductions. At December 31, 2009 and 2008, there were 635 and 697 individual loans outstanding, bearing an interest rate ranging from 4.0% to 10.5%, with maturities through 2024.
     Amounts transferred to the Plan from the ESPP and Roth contributions are not available to be taken as a loan; however, these amounts are included in determining the maximum amount available for a loan under the Plan.
(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.
(b) Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.
(c) Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan:
     Mutual funds and common stock: The fair values of mutual fund and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).
     Participant loans: The fair values of participant loans have been estimated to approximate amortized cost, primarily due to the restrictions on their transferability (level 3 inputs).
     The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect potential future values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(d) Payment of Benefits
     Benefit payments are recorded when paid.

(e) Concentration of Risks and Uncertainties
     The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.
     The Plan’s exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Bowne & Co., Inc. Stock Fund, which principally invests in the securities of a single issuer. At December 31, 2009 and 2008, approximately 4% and 3%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is dependent upon likelihood of the merger closing, as discussed in more detail in Note (10), as well as the performance of the Company and the market’s evaluation of such performance.
(3) Administrative Expenses
     The investment and administrative expenses of the Plan have been paid from the assets of the Plan to the extent not paid by the Company.
(4) Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan by action of its board of directors, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(5) Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2009 that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving its last determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6) Investments
     The Plan’s investments in marketable securities held by Vanguard Fiduciary Trust Company, the Plan’s trustee, are as follows as of December 31:

	2009		2008
Davis New York Venture Fund, Inc. Class A	$4,843,794		$4,212,150
Fidelity Disciplined Equity Fund	24,156,210	*	23,814,167	*
T. Rowe Price Small-Cap Stock Fund	10,188,894	*	7,211,395
Vanguard 500 Index Fund	13,138,439	*	11,229,405	*
Vanguard Global Equity Fund	2,796,489		1,857,657
Vanguard International Growth Fund	10,203,122	*	7,274,100
Vanguard Mid-Cap Index Fund	8,076,226		5,471,500
Vanguard PRIMECAP Fund	9,894,318		8,127,068
Vanguard Prime Money Market Fund	25,620,090	*	30,858,271	*
Vanguard Short-Term Investment-Grade Fund	5,810,315		4,394,975
Vanguard Target Retirement 2005 Fund	1,231,483		2,290,363
Vanguard Target Retirement 2010 Fund	987,982		1,000,129
Vanguard Target Retirement 2015 Fund	5,993,932		5,117,625
Vanguard Target Retirement 2020 Fund	2,336,935		1,526,048
Vanguard Target Retirement 2025 Fund	6,186,409		5,368,634
Vanguard Target Retirement 2030 Fund	2,050,714		1,320,617
Vanguard Target Retirement 2035 Fund	3,585,169		2,405,095
Vanguard Target Retirement 2040 Fund	944,507		594,638
Vanguard Target Retirement 2045 Fund	1,794,987		1,352,254
Vanguard Target Retirement 2050 Fund	471,071		185,008
Vanguard Target Retirement Income	515,044		341,842
Vanguard Total Bond Market Index Fund	7,640,013		8,637,080
Vanguard Wellington Fund	39,671,640	*	35,672,106	*
Bowne & Co., Inc. Stock Fund	8,189,331		5,118,040

	$196,327,114		$175,380,167

*	Individual investments that represent 5% or more of the Plan’s net assets.
     Net appreciation in fair value of investments for the year ended December 31, 2009 was comprised as follows:

Registered Investment Companies	$29,052,554
Bowne & Co., Inc. Stock Fund	4,702,224

Total net appreciation in fair value of investments	$33,754,778

(7) Fair Value Measurement of Investments
     Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This standard establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.
     In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

     The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2009 and 2008, respectively:

	December 31, 2009
			Valuation
	Investments at		Techniques
	Fair Value as	Valuation	Incorporating
	Determined by	Techniques	Information
	Quoted Prices	Based on	Other Than
	in Active	Observable	Observable	Total Assets
	Markets	Market Data	Market Data	Measured at
	(Level I)	(Level II)	(Level III)	Fair Value
Registered Investment Companies	$188,137,783	$—	$—	$188,137,783
Bowne & Co., Inc. Stock Fund	8,189,331	—	—	8,189,331
Participant Loans	—	—	5,678,673	5,678,673

Total investments at fair value	$196,327,114	$—	$5,678,673	$202,005,787

	December 31, 2008
			Valuation
	Investments at		Techniques
	Fair Value as	Valuation	Incorporating
	Determined by	Techniques	Information
	Quoted Prices	Based on	Other Than
	in Active	Observable	Observable	Total Assets
	Markets	Market Data	Market Data	Measured at
	(Level I)	(Level II)	(Level III)	Fair Value
Registered Investment Companies	$170,262,127	$—	$—	$170,262,127
Bowne & Co., Inc. Stock Fund	5,118,040	—	—	5,118,040
Participant loans	—	—	6,269,867	6,269,867

Total investments at fair value	$175,380,167	$—	$6,269,867	$181,650,034

     The following table presents a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant Loans:
Beginning balance at January 1, 2009	$6,269,867
Purchases, sales, issuances and settlements (net)	(591,194)

Ending balance at December 31, 2009	$5,678,673

(8) Nonparticipant-Directed Investments
     Effective January 1, 2009, participants covered by collective bargaining agreements are able to invest in the Plan’s various investment funds. Prior to January 1, 2009, the participants covered by collective bargaining agreements were required to keep investments in the Company’s common stock fund. Information about the net assets and the significant components of the changes in net assets relating to the participants covered by collective bargaining agreements is as follows:

	December 31,
	2009	2008
Net Assets:
Investments:
Bowne & Co., Inc. Stock Fund	$—	$495,201

	$—	$495,201

Net assets as of December 31, 2008	$495,201
Transfer to participant-directed investments	(495,201)

Net assets as of December 31, 2009	$—

(9) Party-in-Interest Transactions
     Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in various mutual funds managed by the Vanguard Group. Vanguard Fiduciary Trust Company is a wholly-owned subsidiary of Vanguard Group, Inc. Vanguard Fiduciary Trust Company is

the trustee, as defined by the Plan, therefore, these investments, investment transactions, and the Plan’s payments of trustee fees qualify as party-in-interest transactions. The Plan also holds the Bowne & Co., Inc. Stock Fund. The Bowne & Co., Inc. Stock Fund held 1,218,626 shares of Bowne & Co., Inc. common stock at December 31, 2009. The Plan recognized dividend income of $348,880 from the investment in Bowne & Co., Inc., which is a related party investment, during 2009. Participant loans held by the Plan also are considered party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company.
(10) Merger Agreement with R.R. Donnelley
     On February 23, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with R.R. Donnelley & Sons Company, a Delaware corporation (“R.R. Donnelley”), and Snoopy Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of R.R. Donnelley (“Merger Sub”). The Merger Agreement was approved by the Boards of Directors of the parties to the Merger Agreement. The merger was also approved by the Company’s shareholders in May 2010.
     Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”) as a wholly-owned subsidiary of R.R. Donnelley. In the Merger, each outstanding share of common stock of the Company, other than those held by the Company or its subsidiaries, or owned by R.R. Donnelley or Merger Sub and those with respect to which dissenters rights are properly exercised, will be cancelled and converted into the right to receive cash in the amount of $11.50 per share.
     Consummation of the merger is subject to various customary conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, other applicable regulatory approvals and the absence of certain legal impediments to the consummation of the Merger.

BOWNE 401(k) SAVINGS PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009
Name of plan sponsor: Bowne & Co., Inc.
Employer identification number: 13-2618477
Three-digit plan number: 002

	(b)	(c)
	Description of Investment	Description of Investment
	Identity of Issuer,	Including Maturity Date,		(e)
	Borrower, Lessor or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost#	Value
	Davis Funds	Davis New York Venture Fund, Inc. Class A, 156,352 units	$ #	$4,843,794
	Fidelity Investments	Fidelity Disciplined Equity Fund, 1,149,748 units	#	24,156,210
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund, 378,207 units	#	10,188,894
*	The Vanguard Group	Vanguard 500 Index Fund, 127,968 units	#	13,138,439
*	The Vanguard Group	Vanguard Global Equity Fund, 178,461 units	#	2,796,489
*	The Vanguard Group	Vanguard International Growth Fund, 600,537 units	#	10,203,122
*	The Vanguard Group	Vanguard Mid-Cap Index Fund, 493,657 units	#	8,076,226
*	The Vanguard Group	Vanguard PRIMECAP Fund, 166,487 units	#	9,894,318
*	The Vanguard Group	Vanguard Prime Money Market Fund, 25,620,090 units	#	25,620,090
*	The Vanguard Group	Vanguard Short-Term Investment-Grade Fund, 548,661 units	#	5,810,315
*	The Vanguard Group	Vanguard Target Retirement 2005 Fund, 112,157 units	#	1,231,483
*	The Vanguard Group	Vanguard Target Retirement 2010 Fund, 48,147 units	#	987,982
*	The Vanguard Group	Vanguard Target Retirement 2015 Fund, 529,968 units	#	5,993,932
*	The Vanguard Group	Vanguard Target Retirement 2020 Fund, 117,081 units	#	2,336,935
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund, 546,503 units	#	6,186,409
*	The Vanguard Group	Vanguard Target Retirement 2030 Fund, 106,200 units	#	2,050,714
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund, 308,534 units	#	3,585,169
*	The Vanguard Group	Vanguard Target Retirement 2040 Fund, 49,580 units	#	944,507
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund, 149,333 units	#	1,794,987
*	The Vanguard Group	Vanguard Target Retirement 2050 Fund, 24,650 units	#	471,071
*	The Vanguard Group	Vanguard Target Retirement Income, 48,635 units	#	515,044
*	The Vanguard Group	Vanguard Total Bond Market Index Fund, 738,166 units	#	7,640,013
*	The Vanguard Group	Vanguard Wellington Fund, 1,375,100 units	#	39,671,640
*	Bowne & Co., Inc.	Bowne & Co., Inc. Stock Fund, 2,083,799 units	#	8,189,331
*	Participant loans (1)			5,678,673

				$202,005,787

*	Party-in-interest as defined by ERISA

(1)	635 loans were outstanding at December 31, 2009 bearing an interest rate ranging from 4.0% to 10.5%

#	Participant-directed investment. Cost is not required to be disclosed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Bowne 401(k) Savings Plan
By:	/s/ JOHN J. WALKER
John J. Walker
Senior Vice President and Chief Financial Officer

Dated: June 15, 2010